UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

CHINA RECYCLING ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

168913101
(CUSIP Number)

September 17, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168913101

1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

	Great Essential Investment, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐
			(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		3,915,441
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		3,915,441
	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,915,441
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.8%
12.	TYPE OF REPORTING PERSON*

	FI

Item 1.

(a)	Name of Issuer:

China Recycling Energy Corporation

(b)	Address of Issuer's Principal Executive Offices

12/F, Tower A

Chang An International Building

No. 88 Nan Guan Zheng Jie

Xi An City, Shan Xi Province

China 710068

Item 2.

(a)	Name of Person Filing:

This statement is filed by Great Essential Investment, Ltd. with respect to the shares of common stock beneficially owned by Mr. Jinghe Dong, the sole shareholder of Great Essential Investment, Ltd. Mr. Dong is the beneficial owner (i.e., exercises all investment discretion and voting control) of the shares owned by Great Essential Investment, Ltd.

(b)	Address of Principal Business Office or, if None, Residence:

The address of Great Essential Investment, Ltd. is No. 47 Shu Yuan Dong Road, Lin Tong District, Xi’an, China 710600.

(c)	Citizenship:

Great Essential Investment, Ltd. is a British Virgin Islands Company. Mr. Dong is a citizen of the People’s Republic of China.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

168913101

Item 3.	Not applicable

Item 4.	Ownership:

See Items 5-9 and 11 on the Cover Page. The percentage ownership is based on 46,474,350 shares of Common Stock (the number of shares of Common Stock reported on the Issuer’s Quarterly Report on Form 10-Q for quarterly period ended June 30, 2012), plus 3,750,000 shares of Common Stock issued by the Issuer to the Filer on September 17, 2012, as a result of the Filer’s conversion of a 8% Secured Convertible Promissory Note, dated April 29, 2009, in the principal amount of $3,000,000 at the stated conversion price of $0.8 per share of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of the Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2012

Great Essential Investment, Ltd.

By:	/s/ Jinghe Dong
Name: Jinghe Dong
Title: Authorized Representative